File No. 70-9049

             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549
                          FORM U-1
                ____________________________
                       AMENDMENT NO. 1
                             To
                   APPLICATION-DECLARATION
                            Under
       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                ____________________________
                     Entergy Corporation
                      639 Loyola Avenue
                   New Orleans, LA  70113

           (Name of company filing this statement
         and address of principal executive offices)
                ____________________________
                     Entergy Corporation

      (Name of top registered holding company parent of
                each applicant or declarant)
                ____________________________
Jerry D. Jackson                   Charles J. Brown, III
Executive Vice President -         Vice President
  External Affairs                 Entergy Enterprises, Inc.
Entergy Corporation                4 Park Plaza, Suite 2000
639 Loyola Avenue                  Irvine, CA 92614
New Orleans, LA 70113

         (Names and addresses of agents for service)
            ____________________________________
   The Commission is also requested to send copies of any communications in connection with this matter to:

Frederick F. Nugent, Esq.          Laurence M. Hamric, Esq.
General Counsel                    General Attorney
Entergy Enterprises, Inc.          Entergy Services, Inc.
4 Park Plaza, Suite 2000           639 Loyola Avenue
Irvine, CA  92614                  New Orleans, LA  70113

Thomas C. Havens, Esq.             Kent R. Foster, Esq.
Mayer, Brown & Platt               Entergy Services, Inc.
1675 Broadway                      P.O. Box 8082
New York, NY  10019                Little Rock, AR 72203

Item 1.   Description of Proposed Transaction.

     Item 1 of the Application-Declaration in this File is hereby amended and restated to read in its entirety as follows:

     "Entergy Corporation ("Entergy"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby requests the approval of the Securities and Exchange Commission (the "Commission") under the Act for a modification to the condition in Rule 53(a)(1) under the Act as applied to Entergy so that Entergy may provide guarantees and may use the proceeds of other securities issuances (in each case, to the extent authorized from time to time by the Commission under the Act) to invest in "exempt wholesale generators" ("EWGs"), as defined in Section 32(a) of the Act, and "foreign utility companies" ("FUCOs"), as defined in Section 33(a) of the Act (such EWGs and FUCOs, collectively, "Exempt Projects") in amounts which, when added to Entergy's "aggregate investment" at any time in Exempt Projects, would not exceed Entergy's "consolidated retained earnings".<FN1>

I.  Background.

     A.   The Entergy System.

     Entergy and its various direct and indirect subsidiary companies comprise the Entergy System (the "Entergy System" or "System"), which currently consists of: (1) five domestic retail electric utility companies - Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi") and Entergy New Orleans, Inc. ("Entergy New Orleans") (such companies are sometimes referred to herein, collectively, as the "System operating companies"); (2) a domestic wholesale electric generating company that sells power to the System operating companies (other than Entergy Gulf States) - System Energy Resources, Inc. ("SERI"); (3) a company that provides administrative and other services primarily to the System operating companies - Entergy Services, Inc. ("ESI"); (4) a company that provides management, operations and maintenance services for the System's nuclear facilities - Entergy Operations, Inc. ("EOI"); (5) a company that primarily implements and/or maintains certain fuel supply programs for the System operating companies - System Fuels, Inc. ("SFI"); (6) a company that markets and sells its electric generating capacity and energy to non-associate purchasers in the domestic bulk power markets - Entergy Power, Inc.; (7) a company that primarily develops energy and energy-related projects and businesses on behalf of the Entergy System, and markets skills and products developed by System companies - Entergy Enterprises, Inc. ("Entergy Enterprises"); (8) an energy management services company - Entergy Integrated Solutions, Inc.; (9) a company primarily engaged in the marketing and brokering of electricity, gas and other energy commodities - Entergy Power Marketing Corporation; and (10) various other companies formed to develop, acquire and own Entergy's interests in domestic and foreign energy, energy services, energy-related and telecommunications businesses.

     Entergy, through its domestic public utility
subsidiaries and its Exempt Projects, is engaged principally in the generation, transmission, distribution and sale of electricity at retail and wholesale and the purchase of
electricity at wholesale.   Entergy's domestic retail public
utility companies provide electric service to approximately
2.4 million customers in portions of the states of Arkansas, Louisiana, Mississippi, Tennessee and Texas, and retail gas service in and around Baton Rouge, Louisiana and in New Orleans, Louisiana. In addition, Entergy's Exempt Projects, among other things, provide electricity to approximately 2 million customers in London, England and to approximately 240,000 customers in Melbourne, Australia.

     Each of the System operating companies is subject to regulation by state and/or local regulatory authorities having jurisdiction over the service areas in which it
operates.   Specifically, as to rates, service and other
matters, (1) Entergy Arkansas is subject to the jurisdiction of the Arkansas Public Service Commission (the "APSC") and the Tennessee Public Service Commission,<FN2> (2) Entergy Gulf States is subject to the jurisdiction of the Public Utility Commission of Texas (the "PUCT"), the Louisiana Public
Service Commission (the "LPSC") and certain municipalities in Texas, (3) Entergy Louisiana is subject to the jurisdiction of the LPSC and the Council of the City of New Orleans, Louisiana (the "CNO"), (4) Entergy Mississippi is subject to the jurisdiction of the Mississippi Public
Service Commission (the "MPSC") and (5) Entergy New Orleans is subject to the jurisdiction of the CNO. The APSC, CNO, LPSC, MPSC and PUCT are sometimes referred to herein, collectively, as the "State Regulators".

     B.   Development of Exempt Projects.

     Since 1992, Entergy, through Entergy Enterprises<FN3> and certain other non-utility affiliates (Entergy Enterprises and such affiliates are sometimes collectively referred to herein as the "Entergy Power Group"), has been actively engaged in the development of various domestic and foreign energy and energy-related businesses. Pursuant to Commission order dated June 30, 1995 (the "June 1995
Order")<FN4>, Entergy Enterprises is currently authorized (1) to conduct preliminary development activities with respect to potential investments by Entergy in various energy, energy-related and other non-utility businesses, (2) to provide management and administrative support services to certain of its associate companies<FN5>, (3) to market intellectual property developed by other System companies, and (4) to provide consulting services to certain of its associate companies<FN6> and to non-associate companies, primarily in the areas of power generation, transmission and distribution and ancillary operations.

     C.   Financing of Exempt Projects.

     Entergy is currently authorized under the terms of Commission orders and supplemental orders issued in File
Nos.  70-8839 and 70-8903 (collectively, the "Financing
Orders") to finance the acquisition of Exempt Projects by issuing and selling debt and equity securities. Entergy's authorization under the Financing Orders may be summarized as follows:

     (1) File No. 70-8839. Pursuant to Commission orders dated June 6, 1996 (HCAR No. 26541) and March 25, 1997 (HCAR No. 26693), Entergy is authorized to issue and sell up to an aggregate of thirty million shares of its authorized but unissued common stock, par value $0.01 per share ("Common Stock") pursuant to its Dividend Reinvestment and Stock Purchase Plan (the "DRIP"). Proceeds from the issuance and sale of Common Stock under the DRIP may be used for general corporate purposes, including investments in Exempt Projects (subject to any requisite Commission approval and to compliance with Rule 53). Through December 31, 1997, Entergy had sold a total of 16,131,672 shares of Common Stock pursuant to the DRIP.

     (2) File No. 70-8903. Pursuant to the Commission's order dated February 26, 1997 (HCAR No. 26674), Entergy is authorized to enter into credit facilities with one or more banks pursuant to which Entergy may effect borrowings and reborrowings ("Borrowings") and issue unsecured notes in connection therewith from time to time through December 31, 2002, in an aggregate principal amount at any time outstanding not to exceed $500 million.<FN7> Entergy is authorized to use the proceeds of Borrowings for general corporate purposes, including financing of the acquisition of securities of, or other interests in, Exempt Projects.<FN8>

     In addition to the Financing Orders, Entergy is currently seeking Commission approval in File No. 70-9123, among other things, to finance its investments in Exempt Projects through providing guarantees or other forms of credit support in respect of the securities or other obligations of Exempt Projects ("Guarantees"; such Guarantees, together with the debt and equity securities authorized under the Financing Orders, are sometimes collectively referred to herein as "Securities"). Entergy is proposing in such File to issue Guarantees in an aggregate amount (inclusive of, among other things, any guarantees previously issued by Entergy and outstanding under the June 1995 Order) not to exceed $750 million.<FN9> Reference is hereby made to File No. 70-9123 for further information with respect to Entergy's proposed authorization to issue Guarantees.

     For the reasons stated herein, Entergy hereby requests that the Commission exempt Entergy from the requirements of Rule 53(a)(1) under the Act so that it may use the proceeds of Securities (including the issuance of Guarantees), each in accordance with and upon the terms of this Application-Declaration, the applicable Financing Order and any Commission order issued in File No. 70-9123, in an aggregate amount at any time outstanding which, when added to Entergy's "aggregate investment" in all Exempt Projects, would not at any time exceed Entergy's "consolidated retained earnings". Entergy further requests that, to the extent necessary, upon the effectiveness of the authorization sought herein, the Commission's orders in Docket Nos. 70-8839, 70-8903 and 70-9123, and any applications pending in such Dockets, be deemed to be appropriately modified to permit the transactions therein authorized and/or contemplated to be consummated consistent with the authorization sought herein.

     Entergy's "aggregate investment" in all Exempt Projects as of March 31, 1998 (approximately $1,183,822,020)
represented approximately 54% of Entergy's "consolidated retained earnings" as of March 31, 1998 (approximately $2,193,606,750). Giving effect to the authorization sought in this File would allow, on a pro forma basis as of March 31, 1998, the financing by Entergy of investments in additional Exempt Projects in an amount equal to
approximately $1.1 billion.   Entergy is not requesting
authority herein to issue any additional securities for purposes of financing the acquisition of Exempt Projects.

     Entergy's aggregate investment in Exempt Projects currently exceeds the 50% limitation in Rule 53(a)(1) as a result of certain write-offs against Entergy's consolidated retained earnings, including a net decrease of approximately $140 million in Entergy's consolidated retained earnings from the quarter ended June 30, 1997 to the quarter ended September 30, 1997. This $140 million net decrease was attributable primarily to the recording in July 1997 of a one-time "windfall profits tax" imposed by the British government on London Electricity plc ("London Electricity"), an indirect subsidiary of Entergy and a FUCO, and other
privatized companies in the United Kingdom.<FN10>   This tax,
which was approximately US$234 million for London Electricity, was made payable in two installments, the first of which was paid on December 1, 1997, and the second of which will be due on December 1, 1998. The first installment of the tax was paid by London Electricity, without need for additional investment by Entergy, and it is not anticipated that there will be a need for any additional investment by Entergy to fund London Electricity's payment of the second installment.

     Following the July 2, 1997 announcement by the Labor Government of the proposed windfall profits tax, a Standard & Poor's Ratings Group report listed 13 British utilities, including London Electricity, on "CreditWatch with negative implications". However, as of March 31, 1997, London Electricity's senior debt ratings have not changed due to the enactment of the windfall profits tax. Moreover, as noted below, after Entergy announced its intent to acquire London Electricity, Standard & Poor's Ratings Group affirmed its outstanding ratings on the System operating companies' senior secured debt.

     D.   Entergy's Investments in Exempt Projects.

       Entergy's investments in Exempt Projects currently consist of the following:

     (1) Entergy Power Development Corporation ("EPDC"), a wholly-owned subsidiary of Entergy, is a FUCO that develops, acquires and holds, through various direct and indirect FUCO subsidiaries, certain of Entergy's investments in FUCOs. Such investments currently consist of the following:

     (a) a 20.82% interest, held through its wholly-owned subsidiary EP Edegel, Inc., in Edegel S.A. ("Edegel"), which owns five hydroelectric generating stations (with an aggregate installed capacity of 547 MW), one 260 MW thermal electric generating station and 576 kilometers of interconnecting transmission lines near Lima, Peru;

     (b) a 5% interest, held through its wholly-owned subsidiary Entergy Pakistan, Ltd., in The Hub Power
     Company, Ltd. ("Hub Power"), which owns and operates a 1,292 MW steam electric generating facility in Pakistan;

     (c) a 25% economic interest, held through its wholly-owned subsidiary Entergy Power Chile, Inc., in Compania Electrica San Isidro S.A., which will develop, own and operate a 370 MW combined-cycle electric generating plant and, through a subsidiary, interconnecting transmission facilities located near Santiago, Chile;

     (d) a 6% interest, held through its subsidiary Entergy
     S.A., in Central Costanera S.A. ("Costanera"), a company which owns and operates an electric generating station with a total installed capacity of 1,260 MW located in Buenos Aires, Argentina;

     (e) an aggregate 10.86% interest, held through Costanera and EPDC's wholly-owned subsidiary Entergy Power CBA Holding Ltd., in Central Termoelectric Buenos Aires, S.A. ("CBA"), which owns a 220 MW gas-fired, combined cycle turbine generator located at the Costanera power plant in Buenos Aires, Argentina;

     (f) a 100% interest, held through its subsidiary Entergy Power Kingsnorth, Ltd., in Kingsnorth Power Limited ("Kingsnorth Power"), which will develop, own and operate a 740 MW (nominal) gas-fired, combined cycle electric generating facility to be located in the County of Kent, England; and

     (g) a 100% interest, held through its subsidiary
     Entergy Power Saltend, Ltd., in Saltend Cogeneration
     Company Limited ("Saltend Cogen"), which will develop and own a 1,200 MW (nominal) gas-fired, combined cycle electric generating facility to be located in the County of Hull, England.<FN11>

     As of December 31, 1997, Entergy's "aggregate investment" in EPDC, Edegel, Hub Power, San Isidro,
Costanera, CBA, Kingsnorth Power and Saltend Cogen was approximately $97.8 million, $100 million, $25.3 million, $9 million, $10.5 million, $3.7 million, $83.6 million and $170 million, respectively.

     (2) Entergy International Holdings Ltd LLC ("EIH"), a wholly-owned subsidiary of Entergy, is a FUCO formed to develop, acquire and hold, through various direct and indirect FUCO subsidiaries, Entergy's investment in certain FUCOs. Such investments currently consist of the following:

     (a) a 100% interest, held through its subsidiary
     Entergy International Ltd. LLC ("EIL"), in CitiPower
     Ltd. ("CitiPower"), an electric distribution company providing service to customers in Melbourne, Australia;

     (b) a 100% interest, held through EIL, in London
     Electricity, a company principally engaged in providing electric service to customers in the greater London area; and

     (c) a 5.1% interest, held through EIL, in Edesur S.A.
     ("Edesur"), an electric distribution company providing service to customers in Buenos Aires, Argentina.

     As of December 31, 1997, Entergy's "aggregate investment" in EIH, EIL, CitiPower, London Electricity and
Edesur was approximately $7.5 million, $4.4 million, $294.4 million, $392 million and $58.2 million, respectively.

     (3) Entergy Power Development International Holdings Corporation, a wholly-owned subsidiary of Entergy, is a FUCO which holds, indirectly through other FUCO subsidiaries, Entergy's 92% interest in Nantong Entergy Heat & Power Co., Ltd. ("Nantong"). Nantong is developing a 24 MW cogeneration plant located in the Nantong Economic and Technological Development Zone in the Peoples Republic of China. As of December 31, 1997, Entergy's "aggregate investment" in Nantong was approximately $9.6 million.

     (4) Entergy Power Operations Corporation ("EPOC"), a wholly-owned subsidiary of Entergy, is a FUCO formed to provide various operations and maintenance services ("O&M Services"), directly or indirectly, to affiliated and non-affiliated power projects. EPOC's wholly-owned subsidiary Entergy Power Operations Pakistan Ltd. ("EPOP") is a FUCO that currently provides O&M Services to Liberty Power, Ltd., which owns a gas-fired, combined-cycle electric generating facility located in Pakistan. Another wholly-owned subsidiary of EPOC, Entergy Power Operations U.K. Limited ("Entergy Operations UK"), is a FUCO organized to provide O&M Services to Saltend Cogen. As of December 31, 1997, Entergy's "aggregate investment" in EPOP and Entergy Operations UK was approximately $500,000 and $1,500, respectively.

     At December 31, 1997, the outstanding amount of debt relating to Entergy's investments in Exempt Projects that is recourse to Entergy (including approximately $177.5 million in the form of guarantees provided by Entergy of Exempt Project indebtedness or other obligations) was approximately $252 million. At December 31, 1997, the outstanding amount of non-recourse debt relating to Entergy's investments in Exempt Projects was approximately $3.2 billion. The Entergy Power Group intends, to the extent practicable, to continue to rely primarily on non-recourse debt in financing (or refinancing) Entergy's investments in Exempt Projects.<FN12>

          E.   Anticipated Investments in Exempt Projects.

     In addition to the foregoing investments in Exempt Projects, the Entergy Power Group is currently investigating other possible investments in foreign and domestic utility projects. Most of these projects are expected to qualify as either EWGs or FUCOs. Entergy believes that the expanded authorization sought herein to use financing proceeds to invest in Exempt Projects will provide Entergy with the necessary financial flexibility to pursue such investments.

     F.   Risk Profile of Entergy's Investments in Exempt
Projects.

     Investments in independent power production facilities and foreign utility systems may involve a variety of risks that are not typically present in the traditional, regulated, electric utility industry. Therefore, Entergy has established comprehensive procedures to identify and address (i.e., limit and/or mitigate) these risks. The following is a description of the project review process and associated risk mitigation techniques utilized by Entergy in connection with potential investments in Exempt Projects.

     (1) The Project Review Process. Every potential project investment opportunity developed by the Entergy Power Group is subjected to a series of formal reviews to ensure the project's soundness. The process begins with a consideration of the Entergy Power Group's strategic plans, which survey independent power opportunities domestically and throughout the world and provide a variety of tools to assist in the evaluation of risks. These tools include, among others, utilization of independent country risk analysis services, rating agency country ratings, availability of political risk insurance, and availability and cost of funds from international capital sources. Entergy's strategic plans, which are updated periodically, lead to the identification of projects and countries where the Entergy Power Group pursues project development efforts. The plans also lead to the development of budgeted levels of expenditure on foreign development activities as well as, in many cases, limits on investment in particular countries.

     Before Entergy makes any investment in an Exempt
Project, an analysis of the investment opportunity, including the specific country risk, is first presented to the executive management of the Entergy Power Group. The analysis includes a review of the political and economic stability of the particular country, the government's commitment to private power, the legal and regulatory framework for private investment in electricity facilities and whether local business practices will support long-term investment of private capital. This careful planning and budgeting process helps to mitigate the risk of the expenditure of development funds without a realistic expectation of success in terms of both making investments in projects and in obtaining appropriate levels of non-recourse financing on commercially reasonable terms.

     If the proposed investment exceeds $5 million, it is then presented to the Entergy Investment Review Committee.
If the investment exceeds $10 million, it is then presented to the Entergy board of directors. At each of the above review and approval levels, the respective corporate body evaluates the geographic region, the individual country particulars and the specific project.

     Once development of a project is undertaken, milestones are established to ensure that continuing expenditures on development are producing acceptable results. In addition, project teams are required to identify the major technical, financial, commercial and legal risks associated with their particular project and whether and how those risks have been mitigated. The members of the project team are responsible for the due diligence investigation of those risks that have been identified and must present their findings to an officer of Entergy Enterprises with oversight responsibilities for the relevant risk factor subject matter.

     Significantly, the final project review process is to a large extent replicated by the lenders who agree to provide construction or permanent debt financing on a non-recourse basis for Entergy's Exempt Projects, since repayment of that debt will depend solely upon the success of the particular Exempt Project. The Entergy Power Group's success in arranging appropriate levels of non-recourse financing for its Exempt Project investments in effect serves as a validation of the project review process described above. For example, the thoroughness of Entergy's review process was affirmed by the more than 60 international banks which have participated in two large non-recourse debt offerings arranged by the Entergy Power Group: the CitiPower acquisition in January 1996 (approximately $900 million in original principal amount), and the London Electricity acquisition in December 1996 (approximately $1.7 billion in original principal amount). Project debt maturities are often long-term (e.g., 15 or more years), meaning that the lenders' exposure to the risks of a project extends for many years after closing or completion of construction. Typically, project debt documents require the establishment of plant overhaul, debt service and other funded reserves, all of which are designed to preserve the asset and protect the financial performance of the project against interruptions in revenues and other contingencies.

     (2)  Risk Mitigation of Exempt Projects.  The Entergy
Power Group carefully evaluates the potential risks of an independent power project or foreign utility system before it requests that Entergy's funds be committed.

     (a) Operating Risks. The Entergy Power Group has limited, and will continue to confine, its project development efforts to transmission/distribution systems and generation technologies with which it has existing competencies in thermal generating sources such as coal, gas or oil-fired generation as well as hydroelectric generation. Due diligence of operating assumptions is carried out by the Entergy Power Group's engineers with experience in the technology being evaluated and by outside technical consultants. The risk of changes in the price of fuel is sometimes passed through to the purchaser of electricity under the negotiated terms of a long-term power sales agreement. In certain cases (such as the Saltend Cogen project in the U.K.), the risk of fuel price fluctuation may be mitigated through hedging arrangements, such as indexing the price of fuel to the pool price of electricity. Other operating risks are covered by equipment warranties and by casualty, business interruption and other forms of insurance. Further, when an Entergy affiliate is responsible for managing the day-to-day operations of Exempt Projects in which it holds an ownership interest (such as the Saltend Cogen project), Entergy's ability to address and correct operating problems is far greater than would be the case if operating control were in the hands of a third party.

     (b) Construction Risks. Construction risks typically are addressed through fixed-price contracts with milestones and performance guarantees (e.g., guaranteed heat rates, availability factors), backed by appropriate levels of liquidated damages. The credit-worthiness and "track record" of the construction contractor is a very important consideration in this regard. In those cases where Entergy Enterprises or an affiliate may serve as its own general construction contractor, Entergy would look to pre-negotiated cost and damage provisions from sub-contractors, including, without limitation, equipment vendors, to protect against performance shortfalls, cost overruns and schedule delays.

     (c) Commercial Risks. Many independent power projects rely on the "off-take" commitment of a single power purchaser, usually the local utility company, to eliminate all or most of the risk of variation in revenues. In such cases, the Entergy Power Group makes an assessment of the credit-worthiness of the power purchaser over the life of the project and/or establishes a contingency plan in the event of off-take defaults.

     With other projects, particularly in competitive power markets outside the United States (such as the United Kingdom), long-term off-take contracts generally are not available and electricity prices may be determined by supply and demand. The Entergy Power Group conducts extensive investigations of these electricity markets to ensure the viability of long-term demand. In most cases, the Entergy Power Group retains outside experts to provide industry data and projections. Further, the Entergy Power Group seeks projects that will be capable of producing electricity at or below long-run marginal costs in the region, thus assuring that the project will be a competitive supplier.

     (d) Financial Risks. The Entergy Power Group addresses the financial risks of its projects in a variety of ways. First, as discussed above, most of the permanent debt financing that has been arranged to date for Entergy's Exempt Projects is, by its express terms, non-recourse to Entergy or any associate company (other than Exempt Projects). This means that the non-recourse debt of each Exempt Project is secured solely by its assets and revenues, and creditors have no ability to seek repayment upon default from Entergy or from any Excepted Company (including any
System operating company).   This method of financing
provides assurances that Entergy's financial exposure with respect to an Exempt Project is limited to the amount of its equity commitment, and that the System operating companies and their customers bear no risk of direct losses from an Exempt Project's failure or financial distress.

     As indicated above, Entergy has, in certain instances, agreed to provide guarantees in connection with its Exempt Projects, and Entergy may, in the future, determine to provide additional such guarantees. However, these financial supports have been limited in amount (aggregating approximately $177.5 million as of December 31, 1997), are carefully monitored by Entergy, and are treated as a part of Entergy's equity commitment for regulatory reporting purposes (including in calculating Entergy's "aggregate investment" in Exempt Projects). In those instances where there is recourse to Entergy under a guarantee, such recourse is clearly defined and specifically limited through
carefully worded provisions in the guarantee.   To date,
Entergy has never been called upon to fund its obligation under any guarantee issued with respect to an investment in an Exempt Project.

     In addition to the non-recourse nature of Exempt Project debt financing, such project debt is carefully structured to correspond to the revenue stream of the particular project. For example, when the value of a project depends on a long-term, fixed-price, off-take contract (i.e., a power purchase contract), the project debt is typically designed to match debt service with cash flows and to be of a similar term. For example, the Hub Power project has non-recourse debt with a 20-year maturity designed in light of the 25-year term of the project's power purchase agreement.

     Another financial risk is the potential variability of interest rates. This risk is addressed, in part, by borrowing, to the extent possible, on a long-term, fixed-rate basis. After contractual terms for a project have been agreed to but before financial closing, Entergy is also exposed to interest rate variability. This risk can be (and will be, upon approval of Entergy's finance department, as noted below) mitigated by purchasing financial instruments that provide hedges against interest rate volatility. For example, the interest rate risk on over $2 billion in notional amount of non-recourse debt associated with the CitiPower and London Electricity projects has been hedged through the utilization of financial instruments. Entergy's finance department is responsible for monitoring the use of these instruments to ensure they are appropriately structured.<FN13>

     (e)  Foreign Currency Exchange Risk.  There are several
ways in which the Entergy Power Group has addressed foreign currency exchange risk, depending on the status of the host country. In more developed countries, long-term currency swaps are available to provide further hedging for the
equity component of the investment. In some countries, the source of revenues can be tied in other ways to the United
States dollar.<FN14> For example, the capacity charge element of revenues derived by an Exempt Project may be tied to the cost of new capacity measured in United States dollars.
Project's revenue may be expressed in a unit of account
(i.e., a national monetary unit) which adjusts for any
inflation of the local currency, thereby protecting the
project against depreciation of the currency.   In other
cases, the non-recourse project debt (e.g., for London Electricity) is borrowed in the same currency as the project's revenues, thereby ensuring a match between debt service obligations and operating income. In addition, in countries which do not have a history of stability in the management of their exchange policy, part or all of the revenue from an Exempt Project is payable in or indexed to hard currency (almost invariably United States dollars).
For example, the revenue stream associated with the Hub
Power project in Pakistan is paid in a basket of hard currencies which include United States dollars.

     (f) Legal Risks. Legal risks are addressed by careful review of any investment by legal counsel, including local and international counsel where foreign projects are concerned. Such legal reviews address legal, regulatory and permitting risks, environmental risks, the adequacy and enforceability of guarantees or other contractual undertakings of third parties, the status of title to utility property and the obligations inherent in the financing arrangements.

     In addition to the specific risks mentioned above, investment outside the United States can entail country-specific risks related to political or economic performance. As indicated above, the Entergy Power Group evaluates country risk at the outset of any project development effort and attempts to mitigate this risk through a number of measures. In addition to a general review, the country analysis focuses specifically on the country's electric sector and on the government's support for private ownership in that sector, and on the presence of an established and stable legal system. Most important, the country review process described above ensures that the political and economic stability of any country has been reviewed at several decisional levels up to and including Entergy's board of directors before any significant investment occurs.

     Moreover, at the outset of development work in a foreign country, the Entergy Power Group seeks local partners who are experienced in doing business in the host country. Such local partners have included Endesa of Chile (in connection with Exempt Projects in Chile and Peru), Perez Companc of Buenos Aires (in connection with Exempt Projects in Argentina) and Nantong Industrial Zone (in
connection with the Nantong project in China).   Local
partners are a very important element in mitigating the risk of future expropriation or unfair regulatory treatment. An additional mitigating factor is the participation of official or multilateral agencies in a project. When funds for the project are supplied by government sponsored export credit agencies or other governments or institutions, such as the World Bank through its International Finance Corporation affiliate, the host country has strong incentives not to take actions that would harm a project's viability. For example, most of the debt related to the Hub Power project is guaranteed by the World Bank; without such a guaranty, the project would not have been completed. In addition, political risk can often be addressed through political risk insurance obtained from the Overseas Private Investment Corporation, a United States agency, or the Multilateral Investment Guaranty Agency, a World Bank affiliate, or in the commercial insurance market. Political risk insurance is available to insure the project debt or the return of an investor's equity. One can also insure against outright expropriation, acts of civil violence or even "creeping" nationalization brought about by punitive regulation. The Entergy Power Group typically analyzes the perceived political risk of a project and the costs associated therewith and obtains insurance when the costs associated with such risk exceed the costs of insurance coverage.

     (g) Portfolio Diversification. Apart from the detailed and comprehensive approach to the specific risks described above, Entergy's fundamental view is that the best long-term approach to managing the risk of investing in Exempt Projects is through diversifying both the type and the location of projects. In this regard, Entergy recognizes that the risk inherent in any investment cannot be eliminated entirely, even by the most careful approach to project development. Consequently, Entergy is committed to diversifying its investments across countries and regions of the world. Entergy's strategy has been focused on investment opportunities in Latin America, the U.K., Europe, Australia, Asia and North America (outside the core regulated business of Entergy). Substantial investments have been made in Latin America, Australia and the U.K., and extensive development efforts are underway in these areas, Europe, North America and, to a somewhat lesser degree, in Asia.

     Regional diversification is important since economic and political instability, when they have occurred historically, have tended to involve multiple countries in a region. Accordingly, as indicated above, Entergy's board of directors sets limits on investment in specific countries which vary according to an assessment of the country's stability.

     Another element of Entergy's diversification policy is to achieve a balance between so-called "greenfield" projects and acquisitions of existing facilities and power systems. Greenfield projects (such as the Kingsnorth Power and Saltend Cogen Exempt Projects) are those that involve completely new development and construction of electric facilities, principally generating stations. Greenfield projects involve a higher degree of risk since they entail a lengthy process of development and construction. Funds are expended during the early years of such projects; return on investment is not earned until the project is in operation. Nevertheless, while these projects have higher levels of risk and deferred returns, they are important to Entergy because they generally produce higher rates of return on investment than investments in existing assets and because they lay the foundation for continued earnings growth for Entergy after the turn of the century.

     To balance these greenfield project development efforts, the Entergy Power Group's development efforts have targeted assets that are already in operation, either from existing private owners (such as Entergy's acquisition of London Electricity) or through privatizations (such as Entergy's investment in Edegel). These acquisitions reduce the risk of Entergy's overall business by producing near-term earnings without significant development or construction risk. In addition, like other developers, Entergy has pursued a strategy of diversifying the types of electric sector assets in which it invests. Entergy's investment portfolio thus has included interests in electric distribution systems (such as Edesur), as well as in electric generation facilities (such as Costanera) and electric transmission systems.

     The result of this balanced portfolio strategy is that Entergy is not dependent on any single country, regulatory environment or type of asset for its earnings from domestic and foreign Exempt Projects. In addition, while Entergy has successfully developed significant investments in Exempt Projects which are expected to produce positive long-term results, it has also ensured that its portfolio of Exempt Projects will add cash flow and earnings for its shareholders in the immediate future, thereby supporting share value and dividend growth.<FN15>

     (h) Application of Project Review Process to Specific
Investment Decision.

     The project review process described above was followed in connection with Entergy's acquisition of London Electricity. All of the risks described above (with the exception of construction risk, which was not significant for an electric distribution company such as London Electricity) were carefully evaluated during the review process and prior to Entergy's tender offer for the ordinary share capital of London Electricity.

     The acquisition of London Electricity was a strategic fit with Entergy's internationalization goals. It provided a large, densely populated distribution territory served by a strong, well managed company. The investment also fit well with Entergy's portfolio by providing regional diversification in a strong and stable industrialized country.

     Entergy has a long history of successfully operating distribution companies in the United States, and over the past six years has been developing the expertise in international operations. Entergy is able to draw upon the extensive experience of its domestic and international staffs in these areas. In this regard, experts from both the United States and Australia participated in the review process for the London Electricity acquisition. Entergy's Australian experience, gained at CitiPower in Melbourne, is particularly relevant. The Australian electric industry has been segmented into generation, transmission and distribution sectors. The distribution companies in several Australian states, including Victoria where Melbourne is located, have now been privatized. Deregulation of the industry in Australia has been similar to, and somewhat ahead of, the current deregulation efforts in England. All of these factors contributed to the analysis and forecasts for the London Electricity acquisition.

     The English distribution sector remains regulated. Competition has been introduced on a limited scale, a fact which helped to mitigate the commercial risks in the London Electricity acquisition. The ongoing commercial success of London Electricity is partially dependent upon the company's ability to compete in an unregulated environment. Entergy's extensive expertise gained at CitiPower enabled it to analyze both the revenue and cost structure of London Electricity as well as the effects of the future regulatory regime. Based upon these analyses, Entergy was able to project future operating revenues for London Electricity.

     Financial risks were mitigated both in the planning and implementation stages by the retention of London-based financial, tax and accounting advisors. In addition, the non-recourse acquisition debt was denominated in Pounds Sterling to match the operating revenue streams. After the acquisition was completed, this temporary acquisition debt was restructured into longer-term fixed interest non-recourse debt, which is also denominated in Pounds Sterling. To mitigate the currency exposure on Entergy's equity investment (which is denominated in U.S. Dollars), Entergy purchased foreign currency forward contracts.

     The English legal system is well established. The commercial legal system is very similar to the United
States. In addition, local English counsel were retained to analyze the legal aspects of the transaction and advise
Entergy concerning the acquisition.

     The United Kingdom has had a stable political history. Therefore, political risk, in the sense of overthrow or collapse of the government, was not considered a risk in the London Electricity acquisition. National elections were, however, contemplated within several months of the transaction. The expected change in government was not seen as a major threat to London Electricity or the other recently privatized distribution companies, notwithstanding the possible imposition of the windfall profits tax.

     G.   Earnings from Exempt Projects.

     Entergy's investments in Exempt Projects have generated modest but important contributions to earnings. For example, for the year ended December 31, 1997, excluding the effect of the windfall profits tax assessed on London Electricity, Entergy's investments in Exempt Projects would have increased consolidated net income by approximately $62 million. Entergy expects that its investments in Exempt Projects will continue to generate positive earnings and contribute to consolidated earnings growth in the future.

II.  Proposed Transactions.

     As indicated above, on behalf of Entergy, the Entergy
Power Group is presently investigating, alone or in
conjunction with non-affiliates, additional investment
opportunities primarily in domestic and foreign power
projects and foreign utility systems.   Entergy intends to
make additional investments in Exempt Projects for a number of reasons, including the following:

     (1) As discussed in Item 3 below, there has not been a need for any significant equity investments in any of the System operating companies in six years, and Entergy has no current plans to purchase additional common stock of any System operating company for at least the next five years.
The System operating companies (except for Entergy Arkansas)<FN16> anticipate only a limited need for capital investment in new generation, transmission and distribution facilities over the next three years. Any such capital investments over this period (including investments by Entergy Arkansas) are expected to be funded by net cash flow from operations and proceeds from sales of debt or preferred securities, and not through additional equity investments by Entergy.

     (2) Potential investments in additional Exempt Projects are a key component of Entergy's strategy for delivering shareholder value. Given that there is no anticipated need in the next five years for any additional equity investments in the System operating companies, further acquisitions of Exempt Projects will afford Entergy an opportunity to reinvest retained earnings in an industry sector in which Entergy has decades of experience.<FN17> Investments in Exempt Projects also serve to diversify Entergy's overall utility operations and thereby reduce Entergy's asset risk as it faces increasing competitive pressures in its domestic utility business. However, the 50% limitation under Rule 53 constrains Entergy's ability to enhance shareholder value through additional investments in Exempt Projects, and also restricts Entergy's flexibility in structuring such investments.

     (3) Entergy believes that the creation and maintenance of value for its shareholders also will depend in large measure on its ability to successfully operate its core business in the United States as that business becomes
subject to increasing competition.   As the U.S. electric
utility industry becomes more competitive, gaining experience in foreign energy markets that are largely deregulated will help increase the chances of long-term success in the domestic utility business. The lessons learned from these markets will provide Entergy with valuable insights about the features of market structures that produce efficient and equitable results for consumers and shareholders, and help Entergy to shape the evolution of a competitive electric power industry in the U.S. For these reasons, Entergy, through the Entergy Power Group, has pursued investments in utility systems in regions or countries (such as Latin America, Australia and the United Kingdom) which have already moved to deregulate and introduce competition in wholesale and retail energy markets.

III. Compliance With Rules 53 and 54.

     Entergy hereby represents that, pursuant to Rule 54 under the Act, except as indicated above with respect to Rule 53(a)(1), all of the criteria of Rule 53(a) and (b) are satisfied, and that it will at all times remain in compliance with the requirements of Rule 53(a) (other than Rule 53(a)(1)). Entergy undertakes to notify the Commission by filing a post-effective amendment in this proceeding in the event that any of the circumstances described in Rule 53(b) arise."

Item 3.   Applicable Statutory Provisions.

     Item 3 of the Application-Declaration in this File is hereby amended and restated to read in its entirety as follows:

     "The transactions proposed herein are or may be subject to Sections 6(a), 7, 12(b), 32 and 33 of the Act and Rules 45, 53 and 54 thereunder. To the extent that the proposed transactions are considered by the Commission to require authorization, approval or exemption under any Section of the Act or rule thereunder, other than those specifically referred to above, request for such authorization, approval or exemption is hereby made.

     Rule 53 provides that, if each of the conditions of paragraph (a) thereof is met, and none of the conditions of paragraph (b) thereof is applicable<FN18>, then the Commission may not make certain adverse findings under Sections 7 and 12 of the Act in determining whether to approve a proposal by a registered holding company to issue securities in order to finance an investment in any EWG or to guaranty the securities of any EWG. However, at present, Entergy does not satisfy the condition of Rule 53(a)(1) that Entergy's "aggregate investment" not exceed 50% of Entergy's "consolidated retained earnings."

     Rule 53(c) states that if a registered holding company is unable to satisfy the requirements of paragraph (a) of Rule 53, such company must "affirmatively demonstrate", in connection with a proposal to issue and sell securities to finance an investment in any EWG, or to guarantee the securities of any EWG, that such proposal:

          (1) will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and

          (2)  will not have an adverse impact on any
     utility subsidiary of the registered holding company, or its customers, or on the ability of State commissions to protect such subsidiary or customers.

     Entergy addresses each of these requirements as follows:

     (1) The use of proceeds from the issuance and sale of securities (including guarantees) to make investments in Exempt Projects in amounts which would cause Entergy's "aggregate investment" in Exempt Projects to exceed 50% (but not 100%) of Entergy's "consolidated retained earnings" should not have a "substantial adverse impact" on the financial integrity of the Entergy System.

          (a) Aggregate investments in Exempt Projects in amounts up to 100% of Entergy's "consolidated retained earnings" would still represent a relatively small commitment of capital for a company the size of Entergy, based on various key financial ratios at December 31, 1997.
For example, investments in this amount would be equal to only 12.7% of Entergy's total capitalization
($16,950,301,000), 11.9% of consolidated utility plant ($18,132,828,000), 8.0% of total consolidated assets ($27,000,700,000), and 29.3% of the market value of
Entergy's outstanding Common Stock ($7,359,905,233). By way of comparison, the relevant measures for Entergy are well within the ranges the Commission has found, in the cases of The Southern Company ("Southern")<FN19>, Central and South West Corporation ("CSW")<FN20>, GPU, Inc. ("GPU")<FN21>, Cinergy, Inc. ("Cinergy")<FN22> and American Electric Power Company, Inc. ("AEP")<FN23> to represent a relatively small commitment of capital.<FN24>

          (b) Entergy's consolidated retained earnings grew by an average of approximately 12.3% per year over the period of 1993 to 1996. Entergy's consolidated retained earnings during the year ended December 31, 1997 decreased by approximately $184 million, or 7.9%, as compared to the previous fiscal year due to regulatory developments in Texas affecting Entergy Gulf States, and the recording in July 1997 of the U.K. windfall profits tax imposed on London Electricity.<FN25>

          (c) Entergy's consolidated capitalization and interest coverage ratios for 1995 and 1996 were within industry ranges set by the independent debt rating agencies for BBB rated companies.<FN26>

  Actual 1995 Capitalization and Interest Coverage Ratios:

     Total Debt/Capital                          51.35%
     EBIT/Cash Interest (times)                   2.34
     Funds from Operations/Interest (times)       2.24


  Actual 1996 Capitalization and Interest Coverage Ratios:

     Total Debt/Capital                          52.54%
     EBIT/Cash Interest (times)                   2.19
     Funds from Operations/Interest (times)       2.23


           Industry Ratios for BBB Rated Companies

                                         Average  High   Low
Total Debt/Capital                       51%      65%    40%
EBIT/Cash Interest (times)               3.2      4.6    2.0
Funds from Operations/Interest (times)   4.2      5.9    2.5

  *  (Source:  Moody's Investors Service Electric Utility
     Sourcebook, October 1997)

     Entergy's consolidated debt capitalization ratio as of December 31, 1997 was 56% (including short-term debt of approximately $429 million), which continues to be within the industry range set by the independent debt rating agencies for BBB rated utilities (40% to 65%).

          (d)  There is no indication that Entergy's
investments in Exempt Projects have adversely affected its ability to raise common equity. As discussed above, Entergy has an ongoing public offering of Common Stock through its DRIP, which began selling newly-issued shares of Common Stock in 1996. Net proceeds from the sale of Entergy's Common Stock through the DRIP during the fiscal year ended December 31, 1996 (at an average price of $26.60 per share) compared to the year-end 1996 per share net book value for Entergy's common stock ($28.51) reflected a market-to-book ratio of 93%.

     Entergy's price-earnings and market-to-book ratios and the electric industry averages during the period 1993 through 1997 are shown below:

                           1993   1994    1995   1996    1997
P/E Ratio:
Entergy                    13.4   10.1    12.4   11.1    12.3
Electric Industry*         13.0   11.1    12.8   12.3    14.8
Market-to-Book Ratio:
Entergy                    127%   78%     103%   97%     103%
Electric Industry*         167%   136%    140%   145%    172%

* (Source: Goldman Sachs Unweighted Average for 79 U.S.
  Electric Utilities)

     Entergy's investments in Exempt Projects during most of the period covered above were not significant. Entergy believes that the performance of its Common Stock over this time frame primarily reflects the market's perception of the prospects for earnings growth in, and the potential risks associated with, Entergy's domestic regulated utility business. Entergy further believes that the market's assessment of Entergy's future growth and earnings potential will increasingly be influenced by Entergy's ability to augment its earnings from domestic regulated operations with earnings from investments in Exempt Projects and other non-regulated businesses. Therefore, Entergy believes it is important to enhancing shareholder value that it have the increased financial flexibility sought in this filing to invest in additional Exempt Projects as appropriate opportunities arise.

          (e) Entergy's dividend payout ratio (percentage of earnings paid out in dividends) over the past several years as compared with the electric utility industry average is indicated below:

                               1993  1994    1995   1996  1997
Entergy Payout Ratio (%)       61.3  82.9    76.6   72.6  80.0
Electric Industry*             78.5  79.5    75.7   73.3  74.5

* (Source: Goldman Sachs Unweighted Average for 79 U.S.
  Electric Utilities)

          (f) The market's favorable assessment of the overall quality of Entergy's portfolio of Exempt Projects is further demonstrated by the success that Entergy has had in obtaining non-recourse debt to finance the acquisition and ownership of these projects. For example, in connection with the acquisition of London Electricity, the Entergy Power Group was able to arrange non-recourse debt financing in an original principal amount of approximately $1.7 billion through a credit facility with a group of international banks. The debt issued under the credit facility was secured solely by the assets of Entergy Power UK plc and was not guaranteed by, or otherwise recourse to, Entergy or any of the System operating companies.

          (g)  None of the conditions described in paragraph
(b) of Rule 53 is applicable. Specifically, (1) there has been no bankruptcy of any significant Entergy subsidiary company, (2) as previously noted, Entergy's average consolidated retained earnings for the four most recent quarterly periods have not decreased by 10% from the average for the preceding four quarterly periods, and (3) Entergy has never reported "operating losses" in any fiscal year attributable to its Exempt Projects in excess of 5% of consolidated retained earnings. No associate Exempt Project has ever defaulted under the terms of any financing document.

                          * * * * *

     (2) The proposed use of financing proceeds for investments in Exempt Projects in amounts which would cause Entergy's "aggregate investment" in Exempt Projects to not exceed 100% of Entergy's "consolidated retained earnings" should have no "adverse impact" on any of the System operating companies, their respective customers, or on the ability of the State Regulators to protect such companies or their customers.

     This conclusion is directly supported by, among other things, (1) analyses of the System operating companies' financial condition (including the ability of the System operating companies to issue senior securities), (2) the lack of present and anticipated need of any of the System operating companies for equity capital from Entergy, (3) the existing structural and other safeguards against adverse effects of Entergy's investments in Exempt Projects, including the authority of Entergy's State Regulators to protect the System operating companies and their customers from any such adverse effects,<FN27> and (4) Entergy's continuing compliance with other applicable requirements of Rule 53(a).

     (a) As shown below, the debt (including short-term debt) ratios of the System operating companies for the past five years have generally been, and should continue to be, consistent with the industry average for BBB rated electric utilities (which was 53% as of the end of the third quarter of 1997).

Debt as % of            1993   1994   1995    1996   1997
Capitalization

Entergy Arkansas        53.7   52.8   52.7    52.3   52.4
Entergy Gulf States     52.5   57.0   55.2    52.9   51.4
Entergy Louisiana       52.2   51.0   50.6    51.0   50.7
Entergy Mississippi     51.7   51.0   50.3    49.8   49.3
Entergy New Orleans     51.0   52.2   53.0    52.6   52.7

* (Source: BBB industry average-Calculated using Merrill
  Lynch & Co., Electric Utilities Data Sheet, Third
  Quarter, 1997)

     Debt levels of each of the System operating companies generally are projected to remain stable or decline over the next several years. The reduction in debt levels in recent years is attributable largely to redemptions and retirements of senior debt using funds derived from excess cash flow.

     (b) Moreover, additional investments by Entergy in Exempt Projects will not have any negative impact on the System operating companies' ability to fund operations and growth. Over the past 10 years, the System operating companies have funded substantially all of their construction expenditures from internally generated funds and from sales of senior securities and other borrowings. The last significant equity infusion by Entergy in any of the System operating companies was made in 1992 (approximately $25 million to Entergy Mississippi). Entergy does not anticipate that it will need to make any additional equity investment in any System operating company for at least the next five years.

     System operating companies - Construction Expenditures:

          Actual (1993-1997) and projected (1998-2000)
     expenditures, net of Allowance for Funds Used During
     Construction ($ million):

  1993    1994    1995    1996   1997     1998   1999    2000
  537     610     570     508    417      512    492     504


          Percent internally generated:

         1993      1994     1995       1996     1997
         209%      210%     247%       251%     347%

Entergy currently estimates that cash flow from operations will be sufficient to fund projected construction expenditures through 2000.

     The System operating companies' ability to issue debt and equity securities in the future depends upon earnings coverages at the time such securities are issued. Each of the System operating companies must comply with certain coverage requirements designated in their mortgage bond indentures. The earnings coverages of the System operating companies are all currently at levels sufficient to enable such companies to issue securities in amounts necessary to meet their projected financing requirements, and over the near term, such coverages are expected to remain at levels sufficient for such financing requirements.

     The following table shows the senior debt securities ratings of each of the System operating companies over the previous five years:


  Senior Debt Ratings:    1993    1994    1995    1996   1997
  Entergy Arkansas         BBB     BBB     BBB     BBB    BBB+
  Entergy Gulf States      BBB-    BBB-    BBB-    BBB-   BBB-
  Entergy Louisiana        BBB+    BBB     BBB     BBB    BBB
  Entergy Mississippi      BBB     BBB     BBB     BBB    BBB+
  Entergy New Orleans      BBB     BBB     BBB     BBB    BBB

     The senior securities of each of the System operating companies are presently rated BBB+, BBB-, BBB, BBB+, and BBB for Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi and Entergy New Orleans,
respectively, by Standard & Poor's Ratings Group.   The
System operating companies continue to show financial statistics on various performance measures used by the rating agencies ( e.g., pre-tax interest coverage, debt ratio, funds from operations to debt, funds from operations interest coverage, and net cash flow to capital expenditures) consistent with similarly rated companies in the industry. In addition, Entergy believes that its investments in Exempt Projects to date have not adversely affected the senior debt ratings of the System operating companies.<FN28>

     (c) There is no evidence indicating that any of the State Regulators have been, or will be, unable to protect the System operating companies or their customers from any adverse effects resulting from Entergy's investments in Exempt Projects.

     In addition, all of Entergy's investments in Exempt Projects are strictly segregated from the System operating companies. In particular, as discussed above, the financing arrangements used for Entergy's Exempt Projects are carefully structured to fully insulate the System operating companies from the direct effects of any losses that may be incurred in connection with such projects. No System operating company owes indebtedness, has extended credit, or has sold or pledged its assets, directly or indirectly, to any Exempt Project, and the indebtedness of the Exempt Projects is not recourse to any System operating company. Entergy further represents that, in connection with any existing or future investments in Exempt Projects, no System operating company will, directly or indirectly, sell or pledge any of its assets or incur any indebtedness to or for the benefit of an Exempt Project. Therefore, there is no possibility that the System operating companies would have any liability with respect to Entergy's investments in Exempt Projects.

     As a practical matter, it may not be feasible to insulate the System operating companies from a potential increase in the cost of capital that could result from a major loss in connection with Entergy's investments in Exempt Projects. However, in the event that any investments in Exempt Projects were to have indirect adverse effects on the System operating companies' cost of capital, Entergy's State Regulators have the authority and the means to prevent any increased capital costs from being passed on to the ratepayers of such companies. For example, the State Regulators can fix the cost of capital for purposes of setting the retail rates of electric utilities subject to their jurisdiction by comparison with selected groups of domestic utilities, which exclude any utilities with adverse capital cost impacts due to investments in FUCOs or EWGs.
In addition, Entergy and its affiliates have been subjected to extensive audits by the Federal Energy Regulatory Commission, the Commission and the State Regulators. These audits have not led to findings that the System operating companies cross-subsidize Exempt Projects. Furthermore, Entergy represents herein, and will commit to each of its State Regulators, that Entergy will not seek recovery through rates to the System operating companies' customers for any possible losses that Entergy may sustain on investments in Exempt Projects or for inadequate returns on such investments.

     (d) Entergy has complied and will continue to comply with the requirements of Rule 53(a)(2) (regarding the preparation and availability of books and records and financial reports for Exempt Projects), and the limitations in Rule 53(a)(3) (regarding the use of System operating company employees in connection with providing services to Exempt Projects).

     Entergy's need for the support of personnel provided by the System operating companies in connection with Exempt Projects has been, and is projected to remain, minimal. The vast majority of the operational employees of the Exempt Projects are hired or contracted locally, even where an Entergy affiliate is the project operator. Moreover, project development, management and home office support functions for the Exempt Projects are largely performed by the Entergy Power Group and by outside consultants engaged by the Entergy Power Group. The increased levels of investment in Exempt Projects proposed herein are not expected to have any impact on the level of utilization of
System operating company employees.   Entergy further
represents that the System operating companies have not increased, and will not increase, staffing levels or acquire other resources to support the operations of Exempt Projects.

     For all of the foregoing reasons, Entergy believes that, on the basis of the information set forth herein, and consistent with similar authorizations previously granted by the Commission, the Commission should make the requisite findings under Rule 53(c) and grant the request for a modification of the condition set forth in Rule 53(a)(1)."

Item 5.   Procedure.

     The last full paragraph under Item 5 of the Application-
Declaration in this File is hereby amended and restated to read in its entirety as follows:

     "Entergy proposes to file a single report under Rule 24 which combines the foregoing information with the information required pursuant to Rule 24 in File Nos. 70-
7851, 70-8002, 70-8010, 70-8105, 70-8839 and 70-8903."
Item 6.  Exhibits and Financial Statements.

     (a) Exhibits:

          D-1  -    Conformed copy of Letter,
                    dated October 30, 1997, from the LPSC to the Commission

          D-2  -    Conformed copy of Letter,
                    dated March 26, 1998, from the CNO to
                    the Commission, together with Attachment
                    B thereto

          D-3  -    Conformed copy of Letter,
                    dated April 7, 1998, from the MPSC to
                    the Commission

                        SIGNATURES

     Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.



                         ENTERGY CORPORATION


                         By:   /s/ Michael G. Thompson
                            Michael G. Thompson
                            Senior Vice President, General
                            Counsel and Secretary




Dated:    May 18, 1998
_______________________________
<FN1> The terms "aggregate investment" and "consolidated
      retained earnings" are used in this Application-
      Declaration as defined in Rule 53(a)(1) under the Act.

<FN2> Although Entergy Arkansas is subject to retail rate
      regulation by the Tennessee Public Service Commission with respect to retail service provided by Entergy
      Arkansas to 58 customers in southwestern Tennessee, Entergy Arkansas' revenues from such service are immaterial, accounting for less than 1% of its total operating revenues.

<FN3> Entergy Enterprises (formerly Electec, Inc.) was
      organized in 1983 to market energy-related expertise and capabilities of the Entergy System to non-associate companies, and to investigate and develop business opportunities in power-related areas. See Holding Company Act Release ("HCAR") No. 22818 (dated January 11, 1983); see also HCAR No. 23200 (dated January 13,
      1984) and HCAR No. 23569 (dated January 15, 1985). Entergy Enterprises was further authorized by the Commission in 1992 to render consulting services to certain Argentine electric utility companies in which Entergy had acquired an interest and that qualified as FUCOs. See HCAR Nos. 25705 and 25706 (each dated December 14, 1992).

<FN4> See HCAR No. 26322.
<FN5> Specifically, Entergy Enterprises is authorized under
      the June 1995 Order to provide such services as well as consulting services to subsidiaries of Entergy that are Exempt Projects or other Entergy subsidiaries that are not (1) domestic regulated electric or combination electric and gas utilities primarily engaged in the business of selling electric energy or natural gas at retail or at wholesale to affiliates, or (2) primarily engaged in the business of providing goods or services to regulated electric or combination electric and gas utility affiliates.

<FN6> Entergy Enterprises is currently authorized under the
      June 1995 Order to provide consulting services to associate companies other than the System operating companies, SERI, SFI, ESI, EOI or any other subsidiaries Entergy may create whose activities and operations are primarily related to the domestic sale of electric energy at retail or at wholesale to Entergy's affiliates or the provision of goods or services thereto (such companies are sometimes referred to herein, collectively, as the "Excepted Companies").

<FN7> The credit arrangements authorized in the Commission's order dated February 26, 1997 replaced those approved in a previous Commission order dated July 27, 1995 (see HCAR No. 26343) under which Entergy could effect borrowings and reborrowings under credit facilities in an aggregate principal amount at any time outstanding not to exceed $300 million.

<FN8> As of December 31, 1997, the indebtedness outstanding
      under these credit arrangements was approximately $75 million.

<FN9> Such Guarantees may also be provided for Entergy's
      other non-utility investments.

<FN10>In addition to the $140 million net decrease in
      Entergy's consolidated retained earnings attributable primarily to the U.K. "windfall profits tax", during the fourth quarter of 1997, Entergy's consolidated retained earnings decreased by approximately $90 million due primarily to (a) the establishment of a $227 million (net of tax) reserve for potential regulatory adjustments based upon management's estimates of the financial effect of potential adverse rulings in connection with Entergy Gulf States' River Bend Steam Electric Generating Station (nuclear) and pending rate proceedings in Texas, and (b) the net of tax write-off of $7.4 million of previously deferred radioactive waste facility costs.

<FN11>In addition to the foregoing, EPDC owns an interest in
      Entergy Power Asia, Ltd.("EPAL"), which is an EWG but currently owns no electric generation or transmission facilities. As of December 31, 1997, Entergy's "aggregate investment" in EPAL was approximately $1 million.

<FN12>For example, the Entergy Power Group recently
      negotiated a refinancing of the indebtedness it arranged to acquire Edegel. As part of the original financing, Entergy guaranteed $65 million of such indebtedness. This $65 million guarantee has been terminated, so that none of the indebtedness associated with the Edegel investment is recourse to Entergy.

<FN13>The finance department has responsibility to review,
      analyze and compare the costs of such instruments and the perceived interest rate risk, to approve the purchase of such instruments when the costs associated with such perceived risk exceed the costs associated with such instruments, and generally to monitor the use of such instruments in connection with Entergy's Exempt Projects.

<FN14>In addition, back-up guarantees or other undertakings
      by the central government may be available to ensure that the United States dollar payments due under an off-take contract are actually made available by the central bank or ministry of finance.

<FN15>For example, in 1997, Entergy sold its 9.75% interest
      in Transener S.A., a company that owns an electric transmission system in Argentina, to an unaffiliated third party for a total cash consideration of $27.5 million. Entergy's original investment to acquire
      Transener S.A. in 1993 was $18.5 million.

<FN16>Entergy Arkansas anticipates capital expenditures of
      approximately $150 million for the fabrication and replacement of the steam generators at Unit No. 2 of the Arkansas Nuclear One Plant.

<FN17>Entergy has committed to State and local regulators
      under settlement arrangements entered into in 1992 and in conjunction with this Application-Declaration to give first priority in the allocation of resources to the capital requirements of the System operating companies. As discussed above, the capital requirements of the System operating companies are expected to be satisfied for the next five years without additional equity investments by Entergy.

<FN18>As discussed below, none of the conditions specified in
      Rule 53(b) is applicable.

<FN19>See HCAR No. 26501 (April 1, 1996).

<FN20>See HCAR No. 26653 (January 24, 1997).

<FN21>See HCAR No. 26779 (November 17, 1997).

<FN22>See HCAR No. 26848 (March 23, 1998).

<FN23>See HCAR No. 26864 (April 27, 1998).

<FN24>Specifically, the respective percentages for Southern
      (as of December 31, 1995) were 16.3%, 15.4%, 11.0% and
      20.4%, for CSW (as of June 30, 1995) were 23%, 23%, 14%
      and 31%, for GPU (as of June 30, 1997) were 24.9%, 34.2%, 19.4% and 49.8%, for Cinergy (as of March 31,
      1997) were 16%, 16%, 11% and 19%, and for AEP (as of
      September 30, 1997) were 16%, 13.8%, 9.8% and 18.5%.

<FN25>Notwithstanding such reduction, Entergy's consolidated retained earnings for the four most recent quarterly periods have not decreased by 10% from the average for the preceding four quarterly periods (cf. Rule
      53(b)(2)).

<FN26>The consolidated capitalization ratios provided herein include non-recourse debt that is consolidated for financial reporting purposes.

<FN27>To provide additional assurances in this regard to
      the Commission, Entergy has requested each State
      Regulator to certify to the Commission that it will exercise its authority under relevant state law to protect ratepayers from any such adverse effects.

<FN28>For example, the senior secured debt ratings of the
      System operating companies were affirmed by Moody's Investors Service, Inc. after Entergy completed its $1.2 billion acquisition of CitiPower in January 1996. On February 11, 1997, following Entergy's announcement of its intent to acquire London Electricity, Standard & Poor's Ratings Group affirmed its outstanding ratings on the System operating companies' senior secured debt.